UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   June 6, 2006

Associated Estates Realty Corporation

(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 Regulation FD Disclosure

On June 6, 2006, Associated Estates Realty Corporation issued a press release reaffirming its FFO forecast for the year 2006 and announcing that it expects to report results for the second quarter ended June 30, 2006, on Thursday, July 27, 2006 and plans a conference call to discuss results also on Thursday, July 27, 2006. A copy of the press release is furnished as Exhibit 99.1 to this report. This Form 8-K and the attached exhibit are furnished to, but not filed with, the Securities and Exchange Commission.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits	Description
99.1	Press Release dated June 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

June 6, 2006
(Date)

/s/ Lou Fatica
Lou Fatica, Vice President,
Chief Financial Officer and Treasurer